# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Costamare Bulkers Holdings Limited, CIK 0002033535
CUSIP: Y2001C101
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco (O9), 98000
Date of event which requires filing of this statement: 07/17/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001513021
Persons authorized to receive notices and communications: Achillefs Konstantakopoulos, 5 Pentelis Street, Athens, Greece (J3), 17564, 30(210)9490050

## Reporting persons
- Achillefs Konstantakopoulos (CIK 0001513021): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 4,823,706; shared voting power 156,000; sole dispositive power 4,823,706; shared dispositive power 156,000; aggregate amount beneficially owned 4,979,706 (20.5% of the class)
  Comment: Note to 11: Achillefs Konstantakopoulos personally owns 4,979,706 shares. This number also includes (i) 156,000 shares owned by the reporting person's spouse and (ii) half of the shares (810,612) of Costamare Shipping Services Ltd. The reporting person disclaims beneficial ownership of the shares owned by the reporting person's spouse, and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,301,490 shares outstanding.
- Costamare Shipping Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: other (OO); sole voting power 810,612; shared voting power 0; sole dispositive power 810,612; shared dispositive power 0; aggregate amount beneficially owned 810,612 (3.3% of the class)
  Comment: Note to 11: Achillefs Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (810,612 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,301,490 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Costamare Bulkers Holdings Limited
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco (O9), 98000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Achillefs Konstantakopoulos and Costamare Shipping Services Ltd. (each a "Reporting Person" and collectively the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D jointly, and the agreement between the Reporting Persons to file jointly is attached as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on May 6, 2025 and is incorporated herein by reference.
Residence or business address:
The principal business address of Achillefs Konstantakopoulos is 5 Pentelis Street, 17564 Athens, Greece.

The principal business address of Costamare Shipping Services Ltd. is 60 Zephyrou Street and Syngrou Avenue, 17564 Athens, Greece.
Present principal occupation or employment:
Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels, and its principal executive office is located at 7 Rue du Gabian, MC 98000 Monaco.

Costamare Shipping Services Ltd. provides representation, brokerage and other services to ship owners and their vessels.
Criminal convictions in the last five years: None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Achillefs Konstantakopoulos is a citizen of Greece.

Costamare Shipping Services Ltd. is Marshall Islands corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 6, 2025, Costamare Inc. ("CMRE") distributed in the form of a dividend all of the then-outstanding Common Stock on a pro rata basis to the record holders of the common stock, par value $0.0001 per share, of CMRE (the "CMRE Common Shares" and such distribution, the "Distribution"). Each CMRE shareholder received one share of Common Stock for every five CMRE Common Shares held as of 5:00 p.m., New York City time, on April 29, 2025 (the "Record Date"). As a result of the Distribution and based on the Reporting Persons' beneficial ownership of CMRE Common Shares on the Record Date, the Reporting Persons acquired beneficial ownership of 4,523,506 shares of the Issuer's Common Stock on May 6, 2025.

Additionally, Achillefs Konstantakopoulos has periodically acquired Common Stock in the open market pursuant to a Rule 10b-5 plan established by Mr. Konstantakopoulos on May 21, 2026, pursuant to which he may purchase up to 500,000 shares of the Issuer's Common Stock.

Costamare Shipping Services Ltd. also received 37,236 shares of Common Stock on June 30, 2025, and 60,509 shares of Common Stock on each of September 30, 2025, December 30, 2025, March 30, 2026 and June 30, 2026 (totaling 279,272 shares) pursuant to a service agreement with the Issuer's vessel-owning subsidiaries in exchange for services provided to them.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Konstantakopoulos is the direct and indirect owner of the Common Stock identified on the cover pages to this Schedule 13D. The Reporting Persons acquired the securities reported herein for investment purposes.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities, in the open market, in privately negotiated transactions or otherwise; and/or (B) sell, transfer or otherwise dispose of Issuer securities in public or private transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10, inclusive, of each of the cover pages hereto is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The response to Item 3 of this Schedule 13D and the transactions listed in Exhibit 1 of this Schedule 13D are incorporated herein by reference.

Costamare Shipping Services Ltd. also received 60,509 shares of Common Stock on June 30, 2026 pursuant to a service agreement with the Issuer's vessel-owning subsidiaries in exchange for services provided to them.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 6, 2025, each of the Reporting Persons entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on May 6, 2025 and incorporated herein by reference.

Except as set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Schedule of Transactions

## Signatures
- Achillefs Konstantakopoulos: /s/ Achillefs Konstantakopoulos, Achillefs Konstantakopoulos (07/20/2026)
- Costamare Shipping Services Ltd.: /s/ Ioannis Platsidakis, Ioannis Platsidakis (07/20/2026)